Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011
0
Filed by Zoran Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 000-27246
Date: February 22, 2010

Copyright © 2011 Zoran Corporation All Rights Reserved Investor Presentation – February, 2011 Presentation Addendum February 2011

Safe Harbour
This presentation is not a prospectus.  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger announced by CSR plc
(“CSR”) on 21 February 2011 (the “Merger”)  or otherwise.  Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of shareholders of CSR, in the circular and the UK prospectus or, in respect of shareholders of Zoran Corporation (“Zoran”), the proxy statement and US prospectus (the “Proxy Statement/Prospectus”) which will form part of the registration statement to be filed in connection with the Merger in due course.
This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing the Proxy Statement/Prospectus for the stockholders of Zoran and each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to shareholders of Zoran.  Shareholders of CSR and Zoran are advised to read carefully the formal documentation in relation to the Merger once it has been despatched.  The proposals for the Merger will, in respect of shareholders of CSR, be made solely through the circular and the UK prospectus, and, in respect of shareholders of Zoran, be made solely through the Proxy Statement/Prospectus.  Both the circular and the Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger.  Any acceptance or other response to the proposals should be made only on the basis of the information in respect of shareholders of CSR, in the circular and the UK prospectus, or, in respect of shareholders of Zoran, in the Proxy Statement/Prospectus.
BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT AND F-4
REGISTRATION STATEMENT AND US PROSPECTUS (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR WILL FILE WITH THE UKLA
OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Forward-looking statements
This presentation contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-
looking statements.  Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users,  future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the
Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.
These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran's businesses into those of
CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking
Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.
Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise.  No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.
Overseas jurisdictions
The release, publication or distribution of this presentation in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this presentation comes should inform themselves about and observe any such restrictions.  Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Important Information and Where to Find It
In connection with the proposed transaction, CSR will file with the SEC a Registration Statement on Form F-4, which will contain  a Proxy Statement for the Zoran stockholder meeting to adopt the merger agreement (the
“Proxy Statement and F-4 Registration Statement”). In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”). WE URGE
INVESTORS TO READ PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT
REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT
DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at
http://www.sec.gov, at Zoran’s website at www.Zoran.com.
Important Additional Information
Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement and F-4 Registration Statement with
the SEC in connection with the solicitation of proxies to approve the proposed transaction.   In addition, in
connection with the consent solicitation by Ramius, Zoran has filed with the SEC the final Consent Revocation
Statement.  Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at
http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants are or will be included in the Proxy Statement and F-4 Registration Statement, the
Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Zoran Representatives
Representative Current Position at Zoran Background
Dr. Levy Gerzberg President, CEO and Director
Co-founded Zoran in 1981
Member of the Consumer Electronics Association
Advisory Board
Prior experience includes:
Associate Director of Stanford University’s
Electronics Laboratory
Karl Schneider Sr. Vice President, Finance and CFO
VP, Finance and CFO since July 1998 (previously
Comptroller since Jan 1998)
Prior  experience includes:
Senior Finance / Controller roles at KLA-
Tencor, SCM Micro, Reply Corp, Digital F/X,
Flextronics
Phil Young Director and Chairman of Nominating
and Governance Committee
Managing Member of USVP Management
Company LLC
Prior experience includes:
Managing director at Dillon, Read & Co.
President & CEO of Oximetrix
Ray Burgess Director
President & CEO of Solar Power Technologies
(2009-Present)
Prior experience includes:
President & CEO of TeraVicta
CEO of Tao Group
20+ years of experience at Motorola and
Freescale

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

PRELIMINARY DRAFT AS OF Feb-2011
DTV
17%
STB
(incl. Tuners/
Receivers)
23%
DVD
8%
Digital Cameras
38%
Multifunction
Printers
14%
Zoran (Nasdaq: ZRAN) is a leading provider of digital
solutions for the digital entertainment and digital
imaging markets
#1 market share worldwide in digital cameras
#1 market share in US Digital TV
#1 market share in printer imaging software
Technology leader with strong expertise in integrated
circuit design, algorithm development and system
integration
Zoran delivers complete solutions for original
equipment manufacturers (OEMs) producing
innovative consumer electronics products including
Digital cameras
Multifunction printers
Digital televisions (DTV)
Set top boxes (STB)
DVD
Tuners / Receivers
Headquartered in Sunnyvale, CA with presence in 11
countries
Approximately 1,500 employees (2/3 engineering
background)
Zoran:  A Leading Provider of Digital Solutions for the Digital
Entertainment and Imaging Markets
Zoran’s Revenue Mix (2010)
¹
Zoran’s Product Lines
Business Overview
Business Overview
Digital
Cameras
HD Video
Cameras
Digital TV
Set Top Box
(STB)
Red Laser
Cameras DTV
DVD
(Harvesting as
of Q4 ‘10)
Tuners / receivers
for cable & TV
Tuners/Recei
vers
(formerly TUNE)
Consumer
Products
Printer Imaging
Multifunction printer
HW and SW
2010 Revenue = $441mm
Source: Zoran management
(1) Pro Forma for full year of Microtune.  Actual revenue of $357mm.

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Zoran’s Board and Management Had Already Been Taking Actions
to Achieve Profitability by Second Half 2011
Zoran’s Board and Management Team Are Taking Aggressive Actions to Address the Recent Issues in
DVD and DTV and to Position Zoran for Profitable Growth
DVD: Discontinued new investment, reduced headcount by 70%, and began harvesting the portfolio
DTV:  Repositioned the DTV product portfolio to broaden the addressable market and initiated a cost-reduction program to reduce non-GAAP quarterly opex to $13-15mm in order to achieve breakeven profitability at approximately $30 to $35mm of revenue per quarter
Completed the acquisition of Microtune, expected to be accretive in Q1’11
Zoran Continues to Execute Well in its Profitable Cameras and Printer Imaging Segments, and We Believe
the Outlook in DTV is Improving
Zoran’s turnaround strategy in DTV is hinged upon achieving profitable growth through technology innovations in this area -- a strategy proven within the Cameras and DVD segment
Zoran is seeing good traction- including two new wins with tier 1 customers- with its new DTV product portfolio
Zoran’s Board is fully committed to re-evaluating the Company’s DTV strategy if assumptions prove unfounded
As a Result of Zoran’s Actions, 2011 Financial Performance Should Improve Meaningfully
DVD business segment to be profitable in each quarter of 2011
DTV to achieve breakeven profitability in the third quarter of 2011 and to contribute meaningfully to profitability in 2012 and beyond
Broadband Receiver business (Microtune) expected to meaningfully contribute to profitability in 2011
Zoran stand-alone and as a whole will be profitable in both Q3 and Q4 of 2011, and both cash flow positive and profitable for full year 2011

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Events Leading Up to the CSR Merger Announcement
Discussions with CSR began in  early 2010
This resulted in a proposal from CSR on December 1, 2010
In addition to these discussions, we continued to execute on plans to restore
Company to profitability in 2011
Our Board considered a number of strategic alternatives
Cash and stock merger partners
Stand-alone options
After this review, our Board unanimously supported a transaction with CSR

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Why a CSR Deal?
A CSR transaction has the potential to create significant value for Zoran shareholders
Upfront premium received in the transaction
Continued exposure to a broader strategic plan given the stock consideration and 35% pro forma ownership in the combined company
Opportunity to share in both cost and revenue synergies
Benefit of CSR’s announced $240 million share buyback
A combination with CSR creates a larger, stronger, and more diversified company
Complementary technologies:  CSR’s connectivity and location + Zoran’s imaging and video processing strengths
Opportunity to offer advanced platform solutions to customers of both companies
Broader scale and global reach
We believe shareholders should continue to empower our current Board to complete this value –creating transaction.

Our Nominees Have a Better Plan to Create Value at Zoran

Ramius' nominees will focus on the following areas of the Company to deliver value to stockholders:

- Deliver positive earnings results
  - Each business / product line must be measured and must deliver positive results
- Focus only on projects that will result in a positive risk adjusted return on invested capital over an acceptable time period
  - Any proposed investment must have an identifiable market opportunity with a clear path toward generating profits and an acceptable return on investment over a reasonable time period
- Establish a best in class financial performance vision and compensate employees on reaching those goals
  - Set an operating margin target with clear steps toward reaching those goals; deliver earnings growth in excess of revenue growth; focus on reducing R&D and SG&A expenses to best in class levels
- Realize the full potential of the business and the technology
  - Establish the accounts and regions where performance is strongest and drive the entire organization toward those benchmarks
- Ensure each business segment is self funding and can stand on its own

ZORAN

Copyright 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Ramius Offers Suggestions, But No Comprehensive Plan
Ramius’ “Better Plan” is not comprehensive and lacks specificaction items beyond exiting DVD and DTV.
Zoran’s Board and management, with ongoing focus to enhance shareholder value, was already addressing the specific performance issues in these businesses and is now proposing a  compelling transaction for shareholders.
Source:  Ramius ISS presentation dated 21-Jan-2011

By concentrating on Zoran's DSC and Printer businesses as well as Microtune's Cable business, we believe operating profits could be increased from -$16.2 million to $59.2 million, <u>an increase of $75.4 million, without even making any improvements to DSC and Printer</u>

($ in millions)

Business Segment	LTM Op. Income	Plan	Pro Forma Op. Income
DSC	$26.9		$26.9
Printer	14.6		14.6
Microtune	(1.3)	Exit DTV and Focus on Cable	17.7
DTV	(51.6)	Explore alternatives	NM
DVD	(4.8)	Explore alternatives	NM
Total	($16.2)		$59.2

ZORAN

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Ramius’ Assumptions Regarding a Shut-Down of DTV Are False
Ramius’ claims that their “Plan” will generate an additional $75MM of operating profit are demonstrably false
1)
Timing –
based on historical numbers, not FY11/12 figures that would reflect both the drastically stronger position of DTV and the increasing strength of the market – we expect  Zoran to be profitable and cash-flow positive for 2011 as a whole
2)
Increased manufacturing costs – does not reflect the significant increase in outsourced manufacturing costs for DSC/Printer resulting from reduced DTV volume
3)
Stranded costs – does not reflect any potentially stranded R&D & SG&A costs in DTV
4)
DTV restructuring – does not reflect the improved cost position of DTV
5)
Microtune synergies – does not reflect the synergestic nature of the Microtune acquisition
6)
DVD restructuring – does not reflect that DVD has been transitioned to a harvest mode and will be profitable in 2011
Source:  Ramius ISS presentation dated 21-Jan-2011

Copyright  © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Ramius Has Failed to Be Constructive and Appears Committed to an
Ongoing Attack
Ramius did not engage in substantive discussions with management regarding their concerns OR discuss possible nomination of directors prior to filing their consent solicitation statement on
December 6, 2010
Ramius has ignored Zoran’s offer to have the Ramius nominees evaluated by our Nominating and
Corporate Governance Committee per our well-established process
Ramius has already submitted nominations for the 2011 Annual Meeting and has stated that it intends to continue its disruptive campaign
[Ramius reaffirms its ongoing assault on Zoran following the announcement of the CSR transaction with no attempt to fully understand the compelling rationale]
Ramius has been unwilling to engage constructively, has been disruptive to Zoran’s business and persists to be unproductive as your Board continues to enhance shareholder value

Copyright © 2011 Zoran Corporation All Rights Reserved
Investor Presentation – February, 2011

Zoran’s Board Urges All Zoran Shareholders to NOT GRANT
CONSENT to Ramius
Zoran’s Board of Directors and Management Team Have Taken Aggressive Actions to Return
the Company to Profitable Growth; Now is Not the Right Time for a Change in Stewardship
Global DTV Market and Zoran’s Position in the DTV Market are Fundamentally Different
than 12 Months Ago
Zoran’s DTV Strategy is Technically Solid, Goals are Achievable, and Anticipated to Result in
Breakeven Profitability in Q3’11 and in 2012 and beyond
The Current Design Cycle will come to a Close Shortly and Milestones are in Place Against which to Judge Success
Zoran’s Current Board is Critical to the Successful Implementation of Our Strategy and is
Prepared to Change Course if Facts Warrant, Including Potentially Exiting DTV Altogether
The Annual Meeting is Only Months Away Where the Full Board is Accountable to
Shareholders
Ramius has No Comprehensive Plan; Offer Suggestions to Cut Businesses Which in Fact May
Lead to a Loss in Shareholder Value
Our Board has Delivered a Compelling Transaction with an Upfront Premium and Significant
Long-term Value Creation Potential
8